Sultanate of Oman
Ministry of Tourism
Muscat
Minister's Office

سلطنة عمان
وزارة السياحة
مسقط
مكتب الوزير

MOT/6/2/174/2005
15th March 2005

Mr. Frank J. Drohan
President
Journey of Light Inc.
The Empire State Building
35th Avenue, New York, NY 10118

Dear Mr. Drohan,

Thank you for your letter of March 1, 2005 regarding that City of Light project (Qutopia) and the documents enclosed with it .

I am pleased to convey to you the government of the sultanates approval of the project . We would now like to proceed on the remaining steps leading to the implementation of the project at the earliest .

Best wishes

Sultanate of Oman
Minister's Office
Muscat
Ministry of Tourism

Dr. Rajiha Abdul Ameer Ali
Minister of Tourism

ص.ب : ٢٠٠ ، الرمز البريدي ١١٥ مدينة السلطان قابوس ، سلطنة عمان
P.O. Box 200, Postal Code 115, Madinat Sultan Qaboos, Sultanate of Oman